REPUBLIC POWER GROUP LTD.

September 22, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Amendment No.7 to Registration Statement on Form F-1
Filed September 18, 2023
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated September 21, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 8 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment 7 to Form F-1 filed September 18, 2023

The Offering, page 9

1.	You disclose net proceeds from the offering will be approximately $6,028,671, however you disclose gross proceeds of $7,040,000, underwriting discounts of $563,200 and expenses related to this offering of $812,431 which results in net proceeds of $5,664,369. Revise the filing as necessary to ensure the net offering proceeds disclosed reconciles to the detailed disclosures elsewhere in the filing and ensure the capitalization and dilution tables are revised accordingly.

Response: In response to Staff’s comment, we have updated our disclosure on pages 9, 30 and 32 of the Amended Registration Statement. We respectfully advise the Staff that our net proceed of $5,593,969 are derived from the gross proceeds of $7,040,000, after deducting the underwriting discount of $563,200, a non-accountable expenses allowance of $70,400, and all expenses related to this offering totally $812,431.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

2.	Please clarify your disclosure that you believe your existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations will be sufficient to meet your capital requirement under March 31, 2024. In this respect, please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to FRC 501.03(a) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: In response to Staff’s comment, we have clarified our disclosure on page 44 of the Amended Registration Statement by providing the basis for our belief in our ability to conduct planned operations and meet the required capital needs until March 31, 2024.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC